Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

RECEIVED
2009 JAN 13 A 11:19

SUPPL

Exemption File No. 82 – 35005

10th January, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

[redacted]

09045119

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters all dated 10th January, 2009 as per requirements of the Listing Agreement to the Stock Exchanges in India.

(1) Compliance Report on Corporate Governance for the quarter ended 31st December, 2008.

(2) Shareholding pattern for the quarter ended 31st December, 2008.

(3) Free float indices for the quarter ended 31st December, 2008.

(4) Secretarial Audit Report for the quarter ended 31st December, 2008.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As Above

Reliance Communications Limited

PROCESSED
JAN 16 2009
THOMSON REUTERS

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Ref: SE/CC/04/2008-09

January 10, 2009

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 31st December, 2008**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith a Compliance Report on Corporate Governance for the quarter ended 31st December, 2008.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

You are requested kindly take the same on your record.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Communications Limited**

Quarter ending on: 31st December, 2008

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	YES	

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Date: 10.01.2009

Reliance Communications Limited *

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

January 10, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st December, 2008

Pursuant to the Circular No.D&CC/FITIC/CIR –16/2002 dated December 31, 2002 issued by the Securities and Exchange Board of India, we forward herewith a Secretarial Audit Report dated 7th January, 2009 issued by M/s. Haribhakti & Co, Chartered Accountants for the quarter ended 31st December, 2008, as required.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ 6639 1101-4 / 2287 1099 • VBH - 2287 1806 • FAX 2285 6237
PLOT NO.56 ROAD NO.17, MIDC, MAROL, ANDHERI (E), MUMBAI-400 093. INDIA. ✆ 6672 9999 • FAX 6672 9777
• E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Communications Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. Reliance Communications Limited (formerly known as Reliance Communication Ventures Limited (hereinafter referred to as the "Company")) and its Registrar and Share Transfer Agents for issuing Certificate in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following :-

1	For Quarter Ended	December 31, 2008
2	ISIN	INE330H01018
3	Face Value	Rs. 5/- per Equity Share
4	Name of the Company	Reliance Communications Limited
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	hasit.shukla@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	206 40 26 881	100.00
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	206 40 26 881	100.00
12	Held in dematerialised form in CDSL	4 93 20 419	2.39
13	Held in dematerialised form in NSDL	195 88 55 119	94.90
14	Physical	5 58 51 343	2.71
15	Total No. of Shares (12+13+14)	206 40 26 881	100.00

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : NIL

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL *	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

*** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

18 Register of Members is updated (Yes / No) — YES
If not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20. Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	13	881	Delay in receipt of Physical DRFs & Share Certificates from DP.
	21	2 279	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	34	3 160	
Pending for more than 21 days	0	0	-
Total	0	0	-

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri Hasit Shukla
Tel No.: 022 - 3038 6286
Fax No.: 022 - 3037 6622

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
42, Free Press House,
215, Nariman Point
Mumbai - 400 021
Tel.: 022 6639 1101
Fax.: 022 2285 6237

24 Appointment of common agency for share registry work
if yes (name & address)

Karvy Computershare Pvt. Ltd.
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - Nil

MANOJ DAGA
PARTNER
M. No.: 048523

Mumbai, 7th January 2009

CERTIFIED TRUE COPY
FOR RELIANCE COMMUNICATIONS LIMITED

HASIT SHUKLA
COMPANY SECRETARY

Anil Dhirubhai Ambani Group

RECEIVED

2009 JAN 13 A 11:17

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Ref: SE/35/003/2008-09

January 10, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 3st December, 2008.**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 31st December, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

RELIANCE COMMUNICATIONS LIMITED

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

Scrip Code : BSE – 532712, NSE – RCOM | As on: 31st December, 2008

Category Code	Category of Shareholder	No of Share holders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	9845089	9844989	0.49	0.48
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	27	1354965971	1354944468	67.25	65.64
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**38**	**1364811060**	**1364789457**	**67.74**	**66.12**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**38**	**1364811060**	**1364789457**	**67.74**	**66.12**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	349	550 46 427	54573462	2.73	2.67
(b)	Financial Institutions/Banks	417	3202977	3080141	0.16	0.16
(c)	Central Government/State Governments	60	1064975	61556	0.05	0.05
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	26	136172488	136165909	6.76	6.60
(f)	Foreign Institutional Investors	600	164251474	164128605	8.15	7.96
(g)	Foreign Venture Capital Investors	0	.0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1452**	**3597 38 341**	**358009673**	**17.86**	**17.43**

RELIANCE COMMUNICATIONS LIMITED

SHAREHOLDING PATTERN AS ON 31st December, 2008

(2)	**Non-Institutions**					
(a)	Bodies Corporate	9558	69767898	69077868	3.46	3.38
(b)	i. Individual shareholders holding nominal share capital up to Rs.1Lakh.	2109225	192313019	143559868	9.55	9.32
	ii. Individual shareholders holding nominal share capital in excess of Rs.1Lakh.	150	15202380	14624884	0.75	0.74
(c)	Any Other (Specify)					
1	NRIs/OCBs	21274	12884889	8804494	0.64	0.62
	Sub -Total (B)(2)	**2140207**	**290168186**	**236067114**	**14.40**	**14.06**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2141659**	**6499 06 527**	**594076787**	**32.26**	**31.49**
	TOTAL (A) +(B)	**2141697**	**2014717587**	**1958866244**	**100.00**	**97.61**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**49309294**	**49309294**	**0.00**	**2.39**
	GRAND TOTAL (A)+(B)+(C)	**2141698**	**20640 26 881**	**2008175538**	**100.00**	**100.00**

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	1308110172	63.37
2	Reliance Capital Limited	18461758	0.89
3	Sonata Investments Limited	13775000	0.67
4	Reliance Innoventures Private Limited	11529001	0.56
5	Smt. Kokila D. Ambani	4665227	0.23
6	Hansdhwani Trading Company Pvt. Ltd	3000040	0.15
7	Shri Anil D. Ambani	1859171	0.09
8	Master Jaianmol A. Ambani (through father and natural guardian Shri Anil D. Ambani)	1669759	0.08
9	Smt. Tina A. Ambani	1650832	0.08
10	Reliance General Insurance Co Ltd	90000	0.00
11	Master Jaianshul A. Ambani (through father and natural guardian Shri Anil D. Ambani)	100	0.00
	TOTAL	**1364811060**	**66.12**

Reliance Communications Limited

RELIANCE COMMUNICATIONS LIMITED

SHAREHOLDING PATTERN AS ON 31st December, 2008

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	122194805	5.92
	TOTAL	**122194805**	**5.92**

I(d) Statement showing details of locked -in shares

Sr. No.	Name of the shareholder	Category of shareholders (Promoters/ Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	Promoter	205371142	9.95
	TOTAL		**205371142**	**9.95**

II(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	49309294	49309294	2.39
		TOTAL	**49309294**	**2.39**

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders*	GDR	49309294	2.39
		TOTAL	**49309294**	**2.39**

* Name of individual GDR holders are not available.

Reliance Communications Limited *

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

January 10, 2009

Shri Hitesh Porwal
Index Cell
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

Dear Sir,

Sub: Free-float Indices

We forward herewith Shareholding Pattern of the Company as of 31st December, 2008 for the purpose of Free-float Indices in prescribed Form No. A, B and C.

The same disclosure is sent to you by e-mail today at indexcell@bseindia.com

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE COMMUNICATIONS LIMITED			
	Scrip Code	532712 Quarter Ended	31st December, 2008
Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	98 45 089	0.48
2	Indian Corporate Bodies/ Trusts/ Partnerships	1 32 26 39 213	64.08
3	Persons Acting in Concert (also include Suppliers/ Customers)	3 23 26 758	1.57
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**1 36 48 11 060**	**66.12**
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	**0**	**0.00**
D	OTHERS (Please specify here)	0	0.00
	Sub Total D	**0**	**0.00**
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**1 36 48 11 060**	**66.12**

....contd

Reliance Communications Limited

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	20 74 85 439	10.05
2	Indian Corporate Bodies/Trusts/Partnerships	6 97 67 898	3.38
3	Independent Directors & Relatives	698	0.00
4	Present Employees	26 310	0.00
5	Banks/Financial Institutions	32 02 977	0.16
6	Central/State Govt.	0	0.00
7	Central/ State Govt. Institutions	10 64 975	0.05
8	Insurance Companies	13 61 72 488	6.60
9	Mutual Funds	5 50 46 427	2.67
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**47 27 67 212**	**22.91**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	2 81 504	0.01
15	Foreign Institutional Investors (SEBI-registered)	16 42 51 474	7.96
16	Non Resident Indians (Individuals)	1 26 03 385	0.61
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**17 71 36 363**	**8.58**
C	GDRs/ADRs/ADSs	4 93 09 294	2.39
	Sub Total C	**4 93 09 294**	**2.39**
D	**OTHERS (Please specify here ____________)**		
	Pending confirmation	2 952	0.00
	Sub Total D	**2 952**	**0.00**
	Sub Total II	69 92 15 821	33.88
	Grand Total	**2 06 40 26 881**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	**1 36 48 11 060**	66.12
Total Free-float	**69 92 15 821**	33.88
Grand Total	**2 06 40 26 881**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	**1 83 75 81 224**	89.03
Total Foreign Holding	**22 64 45 657**	10.97
Grand Total	**2 06 40 26 881**	**100.00**

Reliance Communications Limited

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED				
	Scrip Code	532712	Quarter Ended	31st December, 2008
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	SMT. KOKILA D. AMBANI	46 65 227	0.23	I-A-1
2	SHRI ANIL D AMBANI	18 59 171	0.09	I-A-1
3	MASTER JAIANMOL A. AMBANI (through Father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08	I-A-1
4	SMT. TINA A AMBANI	16 50 832	0.08	I-A-1
5	MASTER JAIANSHUL A. AMBANI (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	I-A-1
6	RELIANCE INNOVENTURES PRIVATE LIMITED	1 15 29 001	0.56	I-A-2
7	AAA COMMUNICATION PRIVATE LIMITED	1 30 81 10 172	63.38	I-A-2
8	HANSDHWANI TRADING COMPANY PVT. LTD.	30 00 040	0.15	I-A-2
9	RELIANCE CAPITAL LIMITED	1 84 61 758	0.89	I-A-3
10	SONATA INVESTMENTS LIMITED	1 37 75 000	0.67	I-A-3
11	RELIANCE GENERAL INSURANCE CO LTD	90 000	0.00	I-A-3
	Total	**1 36 48 11 060**	**66.12**	

Reliance Communications Limited

FORM C

FREE-FLOAT HOLDERS

DISCLOSE ONLY HOLDINGS OF 1% & ABOVE

(List holders Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

Scrip Code: 532712   Quarter Ended: 31st December, 2008

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	LIFE INSURANCE CORPORATION OF INDIA	12 21 94 805	5.92	II-A-8	NIL
2	DEUTSCHE BANK TRUST COMPANY AMERICAS	4 93 09 294	2.39	II-C	NIL
	Total	17 15 04 099	8.31		

Reliance Communications Limited

END